W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044	T 410.531.4185 F 410.531.4226 E robert.tarola@grace.com W grace.com

Robert M. Tarola

Senior Vice President and Chief Financial Officer

July 25, 2006

Securities and Exchange Commission

Division of Corporation Finance

Attn:  Mr. John Cash, Branch Chief

Washington, D.C. 20549-7010

Re:                               Staff Comment Letter dated July 11, 2006 regarding the W. R. Grace & Co.
2005 Annual Report on Form 10-K (File No. 1-13953)

Ladies and Gentlemen:

Thank you for your letter of July 11, 2006 regarding the review of the W. R. Grace & Co. (“Grace,” “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2005 (the “Form 10-K”) by the Staff (the “Staff,” or “you”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Our executive team and disclosure committee have considered each of your comments and set forth below are our responses.  We appreciate the opportunity to work with you to resolve your concerns and improve our disclosure.  For your convenience we have reprinted each comment in italicized text below, immediately followed by our response in normal text.

Treatment of Asbestos Litigation under Plan of Reorganization, page 22

Comment 1

We note that the asbestos claimants committees and the future claimants representative continue to assert that your asbestos-related liabilities are substantially higher than $1,613 million.  Please tell us the estimated range of asbestos-related liabilities asserted by the committees and representative.

Response 1

As we state in Footnote 3 to the audited financial statements included in the Form 10-K, the asbestos claimants committees and the future claimants representative have asserted that Grace’s asbestos-related liabilities are in excess of Grace’s business value, an assertion that Grace is disputing in its bankruptcy proceeding.  The asbestos claimants committees and future claimants representative have not filed with the Bankruptcy Court or otherwise provided to the Bankruptcy Court or Grace their estimate of the range of asbestos-related liabilities in the aggregate or within any of the categories of asbestos-related claims in connection with proceedings related to Grace’s plan of reorganization.  Therefore, we are unable to provide the Staff with the requested information.

Consolidated Statement of Cash Flows, page F-7

Comment 2

The reconciliation of net income to net cash flows provided by operations activities must begin with net income, as required by paragraphs 28 and 29 of Statement 95.  Please revise your statements of cash flows accordingly.

Response 2

The specific line items between Net Income and the starting line we used in our Statements of Cash Flows are the amounts for:  (1) Chapter 11 expenses; (2) income taxes; and (3) minority interest in consolidated entities. These line items are shown on the page preceding (and facing) the consolidated statement of cash flows and were therefore excluded from the statement of cash flows to simplify the presentation.  However, in future filings, in response to the Staff’s comment, we will revise the reconciliation of net income to net cash flows provided by operating activities in our statements of cash flows to begin with net income, as required by SFAS 95.

Note 1 — Basis of Presentation and Summary of Significant Accounting and Financial Reporting Policies — Financial Instruments, page F-11

Comment 3

We note that you periodically use commodity forwards and option contracts, interest rate swap agreements and foreign exchange forward and option contracts to manage exposure to fluctuations in commodity prices and interest and foreign currency exchange rates.  Please expand your disclosure to include your accounting policy for these contracts.

Response 3

In response to the Staff’s comment, we propose to revise our disclosure in Note 1 under “Financial Instruments” in future filings to read as follows:

“Grace periodically enters into commodity forward, swap and option contracts, interest rate swap agreements and foreign exchange forward and option contracts to manage exposure to fluctuations in commodity prices, interest rates, and foreign currency exchange rates.  Grace does not hold or issue derivative financial instruments for trading purposes.  Derivative instruments are recorded in the Consolidated Balance Sheets as either assets or liabilities at their fair value.  For derivative instruments designated as fair value hedges, changes in the fair values of the derivative instruments approximately offset changes in the fair values of the hedged items in other income (expense) in the Consolidated Statements of Operations.  For derivative instruments designated as cash flow hedges, the effective portion of any hedge is reported as accumulated other comprehensive income (loss) in the Consolidated Balance Sheets until it is cleared to earnings during the same period in which the hedged item affects earnings.  The ineffective portion of all hedges, and changes in the fair values of derivative instruments that are not designated as hedges, are recorded in current period earnings.  Cash flows from derivative instruments are reported in the same category as the cash flows from the items being hedged.”

Note 2 — Chapter 11 Related Information, page F-12

Comment 4

Based on your disclosure relating to PI-AO claims, it appears that you are liable to pay claims in excess of the amount determined under the Chapter 11 reorganization.  Please tell us and disclose in future filings, if known, the range of your potential exposure to these claims.  If amount is not determinable please disclose.

Response 4

Please see our response to Comment 1.  As we state in Footnote 2 to the audited financial statements included in the Form 10-K, “[under the Plan, the] [a]mounts required to fund PI-AO Claims would not be capped, so if the amount funded in respect thereof later proved to be inadequate, Grace would be responsible for contributing additional funds into the asbestos trust to satisfy PI-

AO Claims.”  Our proposed plan of reorganization provides that, as a condition precedent to confirmation, the maximum estimated aggregate funding amount for all asbestos-related liabilities (PI-SE, PI-AO and PD including ZAI) and trust administration costs and expenses as determined by the Bankruptcy Court cannot exceed the Funding Amount of $1,613 million which includes $130 million for PI-AO claims.  Due to the significant uncertainties with respect to Grace’s ultimate liability for PI-AO claims, we do not believe that the range of Grace’s potential exposure to these claims can be determined. We will clarify this matter in future filings.

Note 14 — Commitments and Contingent Liabilities — Environmental Remediation, page F-29.

Comment 5

Your disclosure indicates that you accrue for anticipated costs associated with investigative and remediation efforts where an assessment has indicated that a probable liability has been incurred and the cost can be reasonably estimated.  Please tell us and expand your disclosures in significant accounting policies to indicate what consideration you have given to the guidance provided by SFAS 143 and how that guidance impacts your accounting policies.

Response 5

We respectfully submit that our environmental remediation activities, as discussed, fall under the scope of AICPA Statement of Position 96-1, Environmental Remediation Liabilities.  These obligations resulted from the alleged improper operation of long-lived assets, and remediation activities that were initiated in response to federal, state, local and foreign government laws and regulations, as disclosed, rather than at management’s discretion.

Paragraph 2 of SFAS 143, Accounting for Asset Retirement Obligations (June, 2001, as amended by paragraph C18 of SFAS 144, August 2001) provides as follows:

This Statement applies to all entities. This Statement applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and (or) the normal operation of a long-lived asset, except as explained in paragraph 17 for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel.  This Statement does not apply to obligations that arise solely from a plan to sell or otherwise dispose of a long-lived asset covered by FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An obligation that results from the improper operation of an asset also is not within the scope of this Statement but may be subject to the provisions of AICPA Statement of Position 96-1, Environmental Remediation Liabilities. [bold added; footnotes omitted]

We implemented SFAS 143 in the first quarter of 2003.  As part of the implementation, Grace conducted a review of each of its facilities in order to identify the existence of any asset retirement obligations.  This review was conducted by each of Grace’s regional controllers possessing the appropriate knowledge of the facilities in his/her respective region.  This review is performed on an annual basis.  The balance of our recorded estimated asset retirement obligations was $6.1 million and $6.9 million as of December 31, 2004 and 2005, respectively.

We believe that the amounts recorded in the consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 in accordance with SFAS 143 are not significant enough to warrant disclosure of our accounting policy for asset retirement obligations.

Additionally, as noted in Note 1 of our 2005 Form 10-K page F-12, we adopted the provisions of FIN 47 in 2005 and it did not have a material impact on our consolidated financial statements.

Comment 6

We note that on August 29, 2003, the District Court issued a ruling in favor of the United States EPA that requires you to reimburse the government for $54.5 million (plus interest) in costs expended through December 2001.  Please tell us if you have recorded an accrual relating to this ruling.

Response 6

We recorded an accrual for this ruling in the quarter ended September 30, 2003, and we disclosed the accrual in Note 12 to the consolidated financial statements included in our Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 10, 2003.  We also disclosed the accrual in Note 14 to the consolidated financial statements included in the 2003 Form 10-K.  In our 2004 and 2005 filings, although we disclosed the $54.5 million obligation, and it was included in our balance of liabilities subject to compromise, we did not definitively disclose the accrual of the $54.5 million obligation as in our prior filings.  In our Form 10-Q for the quarter ended March 31, 2006, we determined to make it clear that we accrued the obligation, as in our 2003 filings.  On page I-21 of our Form 10-Q for the quarter ended March 31, 2006, we disclosed the following:

Grace’s total estimated liability for vermiculite-related remediation, including the $54.5 million mentioned above and the cost of remediation of vermiculite processing sites outside of Libby, at March 31, 2006 and December 31, 2005 was $226.1 million and $226.2 million, respectively.

We will continue to disclose the fact that we accrued the $54.5 million obligation in future filings, as appropriate.  In addition, we have recorded interest related to this pre-petition obligation in accordance with the terms of our proposed plan of reorganization.

Note 19 — Operating Segment Information, page F-39

Comment 7

We note that you currently provide disclosure for two reportable segments:  Grace Davison and Grace Performance Chemicals.  It appears from your disclosures elsewhere in the filing, including the discussion of your Business on page one, the discussion of your products and markets on page three, and the analysis of your business in MD&A, that you have multiple operating segments, and that you may have aggregated multiple operating segments into these two reportable segments.  Please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments.  Your response should specifically identify each of your operating segments.  Please tell us why you believe your aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.

Response 7

We note your comment regarding operating segments and reportable segments based on information included in the Form 10-K.  We have addressed this question previously as part of the annual accounting and reporting process and documented our conclusions.  The Audit Committee of the Grace Board of Directors has reviewed and agreed with the conclusions that were reached.  In summary, we have concluded that Grace has 12 product groups that do not meet the definition of a reportable operating segment and therefore the analysis required by paragraph 17 of SFAS 131 and EITF 04-10 is not applicable. The following information is from our internal review of segment reporting as part of our accounting policy evaluation for 2005:

For the past five years, Grace reported operating segment sales, profits and balance sheet data at the Grace Performance Chemicals (GPC) and Grace Davison (Davison) levels in its GAAP financial statements.  Through the third quarter of 2005, the Operating Segment Overview in the Management’s Discussion and Analysis (MD&A) section of SEC filings has provided sales data at the operating segment level and one level below these two segments to include the product groups of Refining Technologies and Specialty Materials for Davison and Construction Chemicals, Building Materials and Sealants and Coatings for GPC (the “5 product groups”). With the recent reorganizations during 2005 of both GPC and Davison under new presidents, these operating segments are now being managed around “12 product groups”, 6 for Davison — refining technologies, hydroprossesing/ART, specialty catalysts, engineered materials, discovery sciences and other - and 6 for GPC — construction products Americas, Europe and Asia, residential building materials, Darex packaging technologies and other. Each product group has a general manager responsible for sales, marketing and product development. More generalized functions such as manufacturing, financial services, EH&S, IT, HR, supply chain, and strategic R&D are managed and directed at either the operating segment level or the Grace level.

Per paragraph 10 of SFAS 131, an operating segment is a component of an enterprise:

a.  That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.  Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.               For which discrete financial information is available.

Davison and GPC have been the only two reportable operating segments of Grace for the past five years. Sales data for the “5 product groups” was provided to the user of Grace’s financial statements to help explain sales trends.  With the expansion to “12 product groups”, it is necessary to reassess our disclosure approach. Relevant facts are as follows:

•                  Each of Davison and GPC engage in separate business activities that generate revenues and expenses. Separate income statements, balance sheets and cash flow analysis are prepared for each of these operating segments. The presidents of Davison and GPC have discretion to allocate resources across the components within their operating segments. Within the two operating segments each operating segment president allocates resources to specific initiatives at a product group level.

•                  Grace’s chief operating decision maker is its Chief Executive Officer (“CEO”).  The CEO makes resource allocation decisions primarily between the Davison and GPC operating segments.  The presidents of these two operating segments report directly to the CEO and are a part of the CEO’s Leadership Team. The CEO has regular contact with the two operating segment presidents. No other business leaders are part of, or regularly collaborate with, the CEO’s Leadership Team. Planning targets are set by the CEO at these operating segments and not at a lower product group level.

•                  The CEO receives a monthly reporting package that focuses on business results for the two segments and does not include complete income statement analysis for the product groups within each segment.

•                  On a quarterly basis, the CEO also receives a more comprehensive financial reporting package, prepared by the operating segment presidents, that includes segment level profitability through earnings before interest and taxes for each of the two Grace operating segments. This reporting package also includes analysis of performance measures at a product group level below operating segments on a management accounting basis. This information is used to assess specific Grace-driven performance measures, such as sales volume, pricing initiatives, inflation management and productivity improvements at a meaningful level. The product group level financial information does not constitute a complete and auditable income statement as it contains numerous allocations at the direction of the operating segment president for his specific management purposes. They also exclude certain costs of incentive compensation and pension that are carried at the operating segment level but not allocated to the product group level.

•                  Profitability measures such as gross margin and EBIT at any level below the two operating segments include allocations of manufacturing costs and many other expenses that are shared across the segment. Such allocations are not audited, are not subject to reporting and disclosure controls, and are not relevant to Grace-level executives in making resource allocation decisions. Grace-level management does not (and is not prepared to) sign off on the integrity of EBIT or other performance measures at the product group level.

•                  Incentive compensation programs are designed to measure performance and establish payout pools at the operating segment level and the total Grace level. Individual product group results are not a factor in determining the pool available for incentive compensation.

•                  Davison and GPC have pools of resources within each operating segment that are managed across the product group within the segment. Manufacturing, Finance, HR, EHS, supply chain, IT, R&D and other services are shared across the operating segment. The presidents of Davison and GPC allocate these resources to initiatives within their segments at their discretion. They also manage to budget targets at the segment level and not at a lower level.  For example:

•                  Working capital targets are set at the segment level and managed at the segment level. The days sales outstanding (DSO) measure of accounts receivable is targeted at a GPC and Davison level. Each of those segments has a global leader responsible for managing that program for the segment.

•                  Product groups below the operating segment level share production sites and processes in many cases. For example, Davison manufactures products for several product groups at each of the Curtis Bay, Chattanooga and Lake Charles facilities in the U.S. as well as the Worms, Germany site. These sites share pools of resources including labor, materials and site services. Some of the sites are unionized and if an employee is laid off from one product group, it may trigger bumping rights that impact other product groups on the site.

•                  Also within Davison, certain product groups make products that are used as a raw material for another product groups. Davison engineered materials manufactures silica gel that is used as a primary input for the specialty catalyst product group. The pricing for intercompany transfer of this material is not at a market price for internal management reporting purposes. While these product group level gross margin measures are useful internally for analyzing trends they could be misleading to an outside reader of the financial statements.  Another example is alumina that is a key raw material for many product groups across Davison. Alumina is moved across product groups to meet the demands of the overall Davison operation.

•                  GPC also shares production at several locations. Both residential and commercial building materials produce materials at the same plants on the same production lines. In some cases one customer is buying both residential and commercial building materials in the same transaction.  The customer places one order and receives one invoice for materials from multiple product groups. GPC also has several sites in Europe and Asia that manufacture and distribute both Darex and construction products.

•                  Grace’s Board of Directors reviews information at the operating segment level for only GPC and Davison. They do not receive or review full income statement results for product groups below this level. The Board also approves the operating plan for these segments and not for individual product groups of the two segments.

•                  Full balance sheets do not exist below the operating segment level. Only selected working capital and long lived assets are measured below the segment level. These measures are estimates that include several allocations that are not audited and are used largely for analyzing trends. They are not necessarily GAAP measures that would be useful to a reader of the financial statements.

Based on the analysis above, we have concluded that we maintain two operating segments, GPC and Davison, and we have correctly presented our segments and segment financial data in both the GAAP financial statements and MD&A.  The product groups constitute components that do not meet the definition of an operating segment under SFAS 131.

Critical Accounting Estimates, page F-47

Comment 8

Revise future filings to provide a more comprehensive discussion of your critical accounting estimates.  Based on the materiality of certain assets and liabilities, disclose and discuss the significant assumptions underlying your analysis and address the impact of changes in those assumptions.  Refer to Release Nos. 33-8098 and 33-8040.

Response 8

We will expand our disclosure of critical accounting estimates in future filings to address the Commission’s concerns outlined in SEC Release Nos. 33-8098 and 33-8040.  Specifically, we will revise our disclosure in future filings to include the reasons why we believe the accounting estimates disclosed in our MD&A on page F-46 are “critical accounting estimates,” a discussion of the methodology and assumptions underlying our critical accounting estimates, the effect that the critical accounting estimates have on our financial presentation, and the estimated impact to our financial statements of reasonably likely hypothetical changes in the assumptions underlying the estimates.

Summary Financial Information and Metrics, page F-47

Comment 9

We note your presentation of the title “Grace Operating Income and Margin” on Page F-50.  This presentation appears to be a non-GAAP measure as it represents Operating Income from Core Operations only as identified in your Analysis of Continuing Operations on page F-48.  We believe this title may be confusingly similar to titles used for GAAP purposes. Please revise your description to comply with Item 10(e)(ii)(E) of Regulation S-K.

Response 9

We will revise the title of the table on page F-50 in our future filings to refer to the non-GAAP measure, “Pre-tax Income from Core Operations,” as the table is included to graphically convey our discussion of pre-tax income from core operations directly above.

Pre-tax Income (Loss) from Noncore Activities, page F-50

Comment 10

It appears that you have adjusted you GAAP net income measure to exclude costs and income which are expected to be volatile as potentially material items are addressed through your Chapter 11 proceedings and/or as the financial implications of your legal contingencies become apparent.  Most of the items which you have identified as “non-core” appear to have occurred in the previous two years and may be reasonably likely to recur within two years.  Please refer to Item 10(e)(ii)(B) of Regulation S-K and our response to question nine of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and tell us why you believe that these adjustments are appropriate.

Response 10

In SEC Release No. 33-8350, the Commission has communicated that it wants registrants to provide a narrative explanation of their financial statements in the

MD&A that enables investors to see the registrant through the eyes of management.

Grace has used the “core operations” and “noncore activities” distinction when analyzing its financial results since 1999 (with application effective for 1997).  This distinction, as recommended by the Special Committee on Financial Reporting of the American Institute of Certified Public Accountants in its comprehensive report Improving Business Reporting—A Customer Focus (1994) (also known as the “Jenkins Committee Report”), is both relevant to and appropriate for Grace because of the significant legal and financial issues related to Grace’s prior products, prior businesses and prior transactions, most of which are being addressed in Grace’s Chapter 11 proceeding.

This distinction has allowed Grace to assist users of its financial statements to gain a better understanding of the results of operations and cash flows of its current business base.  Results of core operations, and the performance metrics based thereon, are the only financial measures used by Grace to assess management capability and to reward executives, managers and other employees. Virtually all of Grace’s incentive compensation programs are based on the results of core operations.

The distinction between financial items that are reflected in core operations versus noncore activities is a management judgment that, in every case, is reviewed with and accepted by the independent members of Grace’s Board of Directors, each of whom serves on the Audit and Compensation Committees.  For the most part, the reason a type of cost or gain is categorized as noncore is not that it may be nonrecurring as suggested by the Staff, but rather that it:  1) does not pertain to the management of Grace’s current business base or, 2) pertains to a financing or risk management matter that is unrelated to Grace’s current business operations.

Certain of these items may reoccur while Grace is in Chapter 11 but, for the most part, the distinction between “core operations” and “noncore activities” should be much less relevant if, as expected, Grace resolves most of the noncore matters through the Chapter 11 proceedings.  In that case, Grace would not expect to retain the distinction of “core operations” and “noncore activities” for analysis or compensation purposes. In the meantime, the distinction has served users of Grace’s financial statements well by distinguishing current business results from litigation and legacy issues.  Results of core operations, including the definition thereof, has been accepted as the key measure of Grace’s performance by

Grace’s Chapter 11 committees and their advisors, including the Official Committee of Equity Securityholders.

In summary, we believe that providing a discussion of our core and noncore results of operations and cash flows in addition to our GAAP basis measures provides useful information to investors as it enables them to evaluate our financial results in the same way that management evaluates our results, i.e., through the eyes of management.

Comment 11

Notwithstanding the comment above, please further explain to us why you believe these items should be considered “non-core” as it appears to us that many of the items listed are the direct result of your core business activities.  Additionally, please explain to us why you believe these disclosures are necessary and why excluding these amounts will provide a useful measure in assessing your business for current and potential investors.

Response 11

Please see our response to Comment 10.

Proforma Financial Information, page F-56

Comment 12

We note that on January 13, 2005, you filed an amended plan of reorganization and related documents to address certain objections of creditors and other interested parties.  We also noted that the amended plan is “not supported by committees representing asbestos personal injury claimants and asbestos property damage claimants.”  Additionally, you have indicated that your “proforma financial information may not be consistent with the plan of reorganization documents filed on January 13, 2005 due to subsequent changes in operations and accounting estimates.”  It appears to us that the uncertainty in the information included in the proforma financial information may indicate that disclosures are not consistent with the objectives of Article 11 of Regulation S-X.  In light of this information, please tell us why you believe that the inclusion of this proforma information is appropriate under this guidance and meaningful to current and potential investors.  We may have additional comments upon reviewing your response.

Response 12

The plan of reorganization filed by Grace on January 13, 2005 (the “Plan”) is still the only plan of reorganization before the Bankruptcy Court in Grace’s Chapter 11 proceeding.  It is endorsed by the Official Committee of General Unsecured Creditors and the Official Committee of Equity Securityholders, who are co-proponents of the Plan.  The objectors to the Plan, as noted by the Staff, are committees and representatives of asbestos claimants. These asbestos constituencies hold claims that are contested by Grace and the Official Committees of Unsecured Creditors and Equity Securityholders, are unliquidated and are the source of material uncertainty.

As part of the Plan documents, Grace presented proforma financial information reflecting the financing aspects of the Plan on its historical balance sheet and statements of operations.  Grace believes that, as long as the Plan is the only plan of reorganization filed with the Bankruptcy Court and Grace’s accounting for the resolution of related uncertainties is based on the Plan, Grace should continue to provide the user of its financial statements with an update of those proformas. Without the updated proforma financial information, it is impossible for a user of Grace’s financial statements to determine how the Plan would affect Grace’s financial position, capital structure and results of operation at a current date. Moreover, the proforma financial information allows Grace to publicly “refresh” the financial information contained in the Plan documents and, thereby, help financial statement users assess the current financial implications of the Plan, which could differ materially from the situation reflected in the original Plan documents.

Liquidity and Capital Resources, page F-61

Cash Flow from Core Operations — Cash Flow from Noncore Activities, page F-61

Comment 13

We note that you present net cash flow from core operations and net cash flow from noncore activities, which are considered non-GAAP measures.  You indicate that you have provided these measures to assist in distinguishing the operating results of your current business base from results and related assets and liabilities of past businesses, discontinued products, and corporate legacies and the effect of your Chapter 11 proceedings.  Please further explain to us why you believe these non-GAAP measures are appropriate based on the guidance set forth in Item 10(e)(ii) of Regulation S-K and our responses to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”  If it is determined that your non-GAAP measures are appropriate under the noted guidance, please revise your presentation to include the information required by Item 10(e)(i) of Regulation S-K and our responses to the above noted FAQs.

Response 13

Please see our response to Comment 10.

We propose to revise our discussion under the net cash flow from noncore activities table in future filings to read:

Net cash flow from core operations and net cash flow from noncore activities do not represent income or cash flow as defined under generally accepted accounting principles, and you should not consider them to be an alternative to such measures as an indicator of our performance. We provide these measures so that you can distinguish the cash flows of our current business base from the cash flows of past businesses, discontinued products, and corporate legacies and the effect of our Chapter 11 proceedings, and to ensure that you understand the key data that management uses to evaluate our cash flows.

Please be advised that we provided a reconciliation of net cash flow from core operations and net cash flow from non-core activities to the increase (decrease) in cash and cash equivalents per the Consolidated Statements of Cash Flows on page I-42 of our Form 10-Q for the quarter ended March 31, 2006.  We will continue to provide this reconciliation in accordance with Item 10(e)(1)(i)(B) of Regulation S-K in future filings.

Table of Contractual Obligations, page F-62

Comment 14

In future filings please include all future obligations which will affect your liquidity, including post retirement obligations other than pensions.  Additionally, please include the amount of liabilities subject to compromise.  If you choose not to include the liabilities subject to compromise in your table of contractual obligations, you should include the amount in a footnote to the table and clearly indicate that the amount has not been included in the table.

Response 14

In response to the Staff’s comment, we will revise our contractual obligations table in future filings to include all future obligations that affect Grace’s liquidity.  Specifically, the table will be revised to separately list each material obligation that comprises the total balance of liabilities subject to compromise, similar to the table in Note 2 to the consolidated financial statements included in our 2005 Form 10-K.  We propose to present those obligations within liabilities subject to compromise that are contractually due in stated amounts at certain dates in the appropriate period of the table.  We propose to present estimated amounts that may become due upon emergence from Chapter 11 in a separate column titled “Upon Emergence from Chapter 11”, and estimated amounts due after emergence from Chapter 11 in a separate column titled “After Emergence from Chapter 11,” since we are not able to determine when these estimated amounts will ultimately be settled due to the uncertainty associated with our Chapter 11 process.  Please note that obligations related to postretirement benefits other than pensions are included in liabilities subject to compromise.

Risk Management, page F-62

Comment 15

Please provide the quantitative information relating to market risk as required by Item 305 of Regulation S-K.

Response 15

As requested by the Staff, we will provide the quantitative disclosures required by Item 305 of Regulation S-X in our future filings.

As requested by the Staff in the Comment Letter, we hereby confirm that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (410) 531-4185 or Mr. William Dockman, Grace’s Vice President Finance and Controller, at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ Robert M. Tarola
Robert M. Tarola

cc:	Mark A. Shelnitz, Esq.
Alfred E. Festa